SD
3-22-04

[redacted]

04003678

...TES
...NGE COMMISSION
Washington, D.C. 20549

VP 3-11-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35826 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Investment Center, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 Route 22
(No. and Street)

Bridgewater (City) New Jersey (State) 08807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph J. DeVito 908-707-4422
(Area Code – Telephone Number)

SEC RECEIVED PROCESSING
MAR - 1 2004
WASH, D.C. 188 SECTION

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, John P.
(Name – *if individual, state last, first, middle name*)

528 N. New Street (Address) Bethlehem (City) Pennsylvania (State) 18018 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ralph J. DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Investment Center, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

## TABLE OF CONTENTS

John P. Morey
Certified Public Accountant

To the Board of Directors and Stockholders
The Investment Center, Inc.:

I have audited the accompanying statement of financial condition of The Investment Center, Inc. (the Company) as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Investment Center, Inc., as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

John P. Morey

John P. Morey, CPA
Bethlehem, PA 18018
February 19, 2004

528 N. New Street
Bethlehem, PA 18018

Tel: (610) 882-1000
Fax: (610) 882-2418
jmorey@moreycpa.com

**THE INVESTMENT CENTER, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2003**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 1,659,983 | |
| Receivable from brokers and dealers | 624,166 | |
| Securities owned: | | |
| Marketable, at market value | 10,076 | |
| Not readily marketable, at estimated fair value | 2,835 | |
| Prepaid expenses | 75,617 | |
| Office equipment, at cost, less accumulated depreciation | 357,940 | |
| Clearing deposit | 113,016 | |
| Security deposit | 14,590 | |
| Other receivables | 36,336 | |
| **TOTAL ASSETS** | | $ 2,894,559 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **LIABILITIES** | | |
| Capitalized leases | $ 323,437 | |
| Payable to registered representatives | 1,104,320 | |
| Accounts payable | 128,650 | |
| Accrued expenses | 111,819 | |
| Securities sold - not yet purchased, at market value | 3,063 | |
| Taxes payable | 4,844 | |
| **TOTAL LIABILITIES** | | 1,676,133 |
| **Commitments and Contingent Liabilities** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - no par value, 1,000 shares authorized, 962.5 shares issued and outstanding | 287,369 | |
| Treasury stock, 37.5 shares, at cost | (154,500) | |
| Additional paid in capital | 500,100 | |
| Retained earnings | 585,457 | |
| | | 1,218,426 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | | $ 2,894,559 |

The accompanying notes are an integral part of this statement.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF BUSINESS

The Investment Center, Inc. is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers. It operates nationwide.

### SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

### INCOME TAXES

The stockholders of the Company have elected "S" Corporation status under applicable provisions of the Internal Revenue Code. Therefore, no provision for federal income tax has been provided. Instead, the stockholders have consented to include their pro rata share of the income or loss on their individual tax returns. Taxes on income includes various states in which the Company operates.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### ADVERTISING

Non direct-response advertising costs, amounting to $ 220,231 for the year ended December 31, 2003, were expensed as incurred.

## NOTE 2: EQUIPMENT

Depreciation of office equipment is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

| | YEARS |
|---|---|
| Office equipment | 5-7 |

**NOTE 2: EQUIPMENT (CONTINUED)**

Office equipment at December 31, 2003

| | |
|---|---|
| Cost | $ 1,023,434 |
| Accumulated depreciation | (665,494) |
| | $ 357,940 |

**NOTE 3: LEASING ARRANGEMENTS**

The Company leases office equipment under certain capital leases. The assets and liabilities under capital leases are recorded at the lower of present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Capital lease payable in monthly installments of $ 1,224 including interest through July 2005 secured by office equipment with a cost of $ 50,142 and accumulated amortization of $ 41,116.

Capital lease payable in monthly installments of $ 1,169 including interest through January 2005 secured by office equipment with a cost of $ 48,770 and accumulated amortization of $ 42,098.

Capital lease payable in monthly installments of $ 1,843 including interest through December 2004 secured by office equipment with a cost of $ 76,862 and accumulated amortization of $ 56,655.

Capital lease payable in monthly installments of $ 548 including interest through January 2006 secured by office equipment with a cost of $ 22,053 and accumulated amortization of $ 15,163.

Capital lease payable in monthly installments of $ 3,457 including interest through August 2007 secured by office equipment with a cost of $ 166,253 and accumulated amortization of $ 49,876.

Capital lease payable in monthly installments of $ 2,711 including interest through September 2008 secured by office equipment with a cost of $ 134,886 and accumulated amortization of $ 26,977.

Future obligations under the Company's capital leases as of December 31, 2003, are:

| Year Ending December 31 | Amount |
|---|---|
| 2004 | 101,390 |
| 2005 | 76,550 |
| 2006 | 65,617 |
| 2007 | 56,237 |
| 2008 | 23,643 |

## NOTE 3: LEASING ARRANGEMENTS (CONTINUED)

The Company leases office space under a long-term lease.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2003, are:

| Year Ending December 31 | Amount |
|---|---|
| 2004 | 182,343 |
| 2005 | 182,343 |
| 2006 | 60,781 |

The aforementioned lease will end on April 30, 2006.

Rent expense under operating leases was $ 183,187 for the year ended December 31, 2003.

## NOTE 4: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes for the year ended December 31, 2003 was as follows:

| | |
|---|---|
| Interest (net of capitalized) | $ 29,817 |
| Income taxes | $ 7,191 |

Non-Cash Transactions – The Company incurred capital leases for office equipment of $ 134,886 during the year ended December 31, 2003.

## NOTE 5: BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401k profit sharing plan that covers all employees age 21 and over with one year of service. The plan calls for a 50% matching contribution of up to 3% of an eligible participant's compensation. In addition, at its sole discretion, the Company may make a contribution of up to 15% of an eligible participant's compensation.

## NOTE 6: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

## NOTE 6: CREDIT AND MARKET RISK (CONTINUED)

At December 31, 2003 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

## NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company is a party or defendant in various civil and arbitration proceedings. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

## NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2003 the Company had net capital of $ 803,623 which was $ 553,623 in excess of its required net capital of $ 250,000. The Company's ratio of aggregate indebtedness to net capital was 1.92 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.